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                                                                     EXHIBIT 8.1
                                                                            PGFM
                                                                           DRAFT
                                                                         6/12/96


                                 July 11, 1996



First Alliance Bancorp, Inc.
P.O. Box 670148
63 Barrett Parkway, N.E.
Marietta, GA 30066-0120

Premier Bancshares, Inc.
2180 Atlanta Place
950 East Paces Ferry Road
Atlanta, GA 30326

Ladies and Gentlemen:

     You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Premier Bancshares, Inc., a corporation organized and existing under the laws of the State of Georgia ("Premier"), with and into First Alliance Bancorp, Inc., a corporation organized and existing under the laws of the State of Georgia ("First Alliance"). For purposes of rendering this opinion, we have reviewed and relied on the Agreement and Plan of Reorganization by and between Premier and First Alliance, dated as of January 30, 1996, as amended by that certain Amendment No. 1 to Agreement and Plan of Reorganization, dated as of April 29, 1996 (the "Reorganization Agreement"), the Form S-4 Registration Statement filed with the Securities and Exchange Commission (the "S-4") relating to the First Alliance securities to be issued pursuant to the Reorganization Agreement, the certificates attached hereto, and such other documents as we have considered appropriate. Unless otherwise indicated, terms used in this opinion have the same meaning as in the Reorganization Agreement.

     For purposes of this opinion, we have assumed that the Merger will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Reorganization Agreement. We
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have assumed that there is no plan or intention on the part of the shareholders of Premier to sell, exchange or otherwise dispose of a number of shares of First Alliance Common Stock received in the Merger that would reduce the Premier shareholders' ownership of First Alliance Common Stock to a number of shares having a value, determined as of the Effective Time, of less than fifty percent (50%) of the value of all of the formerly outstanding shares of Premier Common Stock as of the Effective Time.

     In addition, we have assumed with your permission that the facts and representations certified to us in writing by Premier and First Alliance which are set forth in the certificates attached hereto, will apply as of the Effective Time. Copies of such certificates are attached hereto and incorporated herein by reference. We have neither investigated nor verified the accuracy of any of the facts which have been certified to us, upon which this opinion is based.

     This opinion is based also on the Internal Revenue Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may change at any time. Any such change may be applied retroactively and could modify the opinions expressed herein. This opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain Premier shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold Premier Common Stock as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code, and shareholders who acquired their shares of Premier Common Stock pursuant to the exercise of Premier options or otherwise as compensation.

     Based upon and subject to the foregoing, we are of the opinion that provided the Merger qualifies as a statutory merger under the GBCC, the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, and that the following are certain federal income tax consequences which will result:

          (a) No gain or loss will be recognized for federal income tax purposes by Premier shareholders upon the exchange of their shares of Premier Common Stock for shares of First Alliance Common Stock. Each Premier shareholder's basis in the First Alliance Common Stock received in the exchange will be equal to such shareholder's basis in the Premier Common Stock surrendered in the Merger. Each Premier shareholder's holding period of the First Alliance Common Stock (for purposes of determining whether gain or loss on a subsequent sale of such stock is long-term or short-term gain or loss) will include the period that such shareholder held his or her Premier Common Stock, provided that the Premier Common Stock was a capital asset in the hands of such shareholder.
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          (b) Premier shareholders who receive solely cash pursuant to their statutory right to dissent will be treated as having received such payment in redemption of their stock, as provided in Section 302(a) of the Internal Revenue Code. Generally, any gain or loss recognized by any such Premier shareholder will be capital gain or loss, provided (i) the Premier Common Stock constitutes a capital asset in the hands of such shareholder, and
     (ii) the requirements of Section 302(b)(1), (2) or (3) of the Internal Revenue Code are met. Each affected Premier shareholder should consult such shareholder's own tax advisor for the tax effect of such redemption (i.e., exchange treatment or dividend).

          (c) No income, gain or loss will be recognized for federal income tax purposes by First Alliance or Premier as a consequence of the Merger, except for deferred gain or loss recognized pursuant to Treasury Regulations issued under Section 1502 of the Internal Revenue Code.

     This opinion is being rendered solely to the parties to whom it is addressed and may be relied upon by them and by the shareholders of Premier. This opinion may not be relied upon by any other party without the express written permission of our Firm. We hereby consent to the reference to our Firm in, and to the filing of this opinion as an exhibit to, the S-4.

                              Very truly yours,



                         /s/ POWELL, GOLDSTEIN, FRAZER & MURPHY